

December 2, 2014

<u>Via E-mail</u>
Mr. Gary H. Schoenfeld
Chief Executive Officer
Pacific Sunwear of California, Inc.
3450 East Miraloma Avenue
Anaheim, CA 92806

Re: **Pacific Sunwear of California, Inc.**
           Form 10-K for the Fiscal Year Ended February 1, 2014
           Filed March 28, 2014
           File No. 001-21296

Dear Mr. Schoenfeld:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended February 1, 2014</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Fiscal 2013 Compared to Fiscal 2012 Net Sales, page 20</u>

1.   You disclose under an "E-commerce" subheading on page 7 that e-commerce sales represented 7% of total sales in each of 2013 and 2012 and 6% of total sales in 2011. You also disclose that e-commerce sales are included in comparable or same-store sales. However, you do not disclose the effect of e-commerce sales on the year-to-year change in same store sales. In future filings please provide greater transparency into the effect of e-commerce sales on the year-to-year change in same store sales. For example, you may quantify the year-to-year change in same store sales both with and without the effect of e-commerce sales. Please provide us with your proposed disclosure.

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Note 15 – Discontinued Operations, page F-23</u>

2.   We note that you report the results of operations of all closed stores as discontinued operations. Since your closed stores and your operating stores are your Pacific Sunwear or PacSun stores, it is not evident that the operations and cash flows of your closed stores have been eliminated from your ongoing operations as a result of the store closings. It appears to us that operations and cash flows of the closed stores would migrate to either the website or to other stores in geographical proximity to the closed stores. Please tell us how you analyzed each of the four steps set forth in FASB ASC 205-20-55-3 in determining that the two conditions of paragraph 205-20-45-1 were met.

<u>Form 10-Q for the Fiscal Quarter Ended August 2, 2014</u>

<u>Note 4. Impairment of Long-lived Assets, page 7</u>

3.   We note that in the second quarter 2014 earnings conference call you stated that you plan to close 10 to 20 stores with a majority of the closures occurring in the fourth quarter of 2014. In light of the planned closures, please tell us if you have tested the related long-lived assets for impairment and reviewed their depreciation estimates, as of August 2, 2014. See ASC 360-10-35-21 and 35-22. If so tell us the outcome of your evaluations. If you have not impaired or revised depreciation estimates for these assets, please tell us your accounting basis for not doing so. We have reviewed your policy for impairment testing; however, it does not appear to address long-lived assets associated with planned store closings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding the financial statements and related matters. Please contact me with any other questions.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining